Exhibit A
Pursuant to the instructions in Item 6 of Schedule 13G, the following lists the identity of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.
Alpine Partners (BVI), L.P.*

*Entity that beneficially owned 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.
Rule 13d-1(k)(1) Agreement
The undersigned persons, on January 14, 2022, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of common stock of Immunome, Inc. as of December 31, 2021.

/s/ Amy Tarlowe
Name: Amy Tarlowe
Title: Chief Operating Officer